SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of key financial and performance indicators for the first three quarters of 2014, dated October 28, 2014.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, and the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	future implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 28, 2014	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST

THREE QUARTERS OF 2014

The unaudited financial data of the Group for the first three quarters of 2014

-	Operating revenues were RMB243,608 million, representing an increase of 2.2% over the corresponding period of last year

-	Operating revenues excluding mobile terminal sales were RMB220,292 million, representing an increase of 4.8% over the corresponding period of last year

-	EBITDA was RMB74,793 million, representing an increase of 0.1% over the corresponding period of last year

-	Profit attributable to equity holders of the Company was RMB16,169 million, representing an increase of 9.8% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2014.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2014 to 30 September 2014 (RMB million)	For the period from 1 January 2013 to 30 September 2013 (RMB million) (restated)*	Increase/ (Decrease)

Operating revenues	243,608	238,329	2.2%

Operating revenues excluding mobile terminal sales	220,292	210,224	4.8%

Operating expenses
Depreciation and amortisation	(49,403)	(51,961)	(4.9%)
Network operations and support	(45,913)	(36,900)	24.4%
Selling, general and administrative	(48,595)	(51,187)	(5.1%)
Personnel expenses	(39,220)	(34,792)	12.7%
Other operating expenses	(35,087)	(40,723)	(13.8%)

Total operating expenses	(218,218)	(215,563)	1.2%

Operating profit	25,390	22,766	11.5%

Net finance costs	(3,996)	(3,905)	2.3%
Investment income and Share of profits of associates	24	716	(96.6%)

Profit before taxation	21,418	19,577	9.4%
Income tax	(5,202)	(4,757)	9.4%

Profit for the first three quarters	16,216	14,820	9.4%

Profit attributable to:
Equity holders of the Company	16,169	14,725	9.8%
Non-controlling interests	47	95	(50.5%)

	As at 30 September 2014 (RMB million)	As at 31 December 2013 (RMB million)

Total Assets	546,207	543,239	0.5%

Total Liabilities	(257,414)	(264,575)	(2.7%)

Total Equity	288,793	278,664	3.6%

*	Certain figures for the first three quarters of 2013 were retrospectively restated due to the acquisition of China Telecom (Europe) Limited at the end of 2013. Please refer to note 1 of the audited financial statements in the 2013 annual report for details.

Business Data

	As at 30 September 2014/ For the period from 1 January 2014 to 30 September 2014	As at 30 September 2013/ For the period from 1 January 2013 to 30 September 2013

Mobile Subscribers (Million)	181.57	181.14
of which 3G subscribers (Million)	112.51	96.48
Net Add/(Decrease) of Mobile Subscribers (Million)	(4.01)	20.52
of which Net Add of 3G subscribers (Million)	9.40	27.43
Mobile Voice Usage (Billion Minutes)	489.1	444.4
Wireline Broadband Subscribers (Million)	105.71	98.04
Net Add of Wireline Broadband Subscribers (Million)	5.61	7.92
Local Access Lines in Service (Million)	146.31	157.93
including: Household (Million)	92.65	99.28
Government & Enterprise (Million)	40.71	39.90
Public Telephone (Million)	11.59	12.71
Wireless Local Access (Million)	1.36	6.04
Net Decrease of Local Access Lines in Service (Million)	(9.49)	(5.07)
Wireline Local Voice Usage (Billion Pulses)	99.1	111.9
Wireline Long Distance Usage (Billion Minutes)	22.5	26.0

For the first three quarters of 2014, the number of mobile subscribers of the Group was approximately 182 million, representing a cumulative net decrease of 4.01 million. Of which the number of 3G subscribers was approximately 113 million, representing a cumulative net addition of 9.40 million. The decline in the number of mobile subscribers during the period was mainly due to the increasing market competition driven by the launch of LTE services and strengthened marketing promotion by the peers. With the approval of commencing the LTE FDD and TD-LTE hybrid network trial in selected cities on the mainland, the Group started to roll out 4G handset service in 16 cities in late July and further expanded to 24 more cities in early September, effectively fostering the number of mobile subscribers rebounded with a cumulative net increase of 1.33 million in the third quarter. The Group will continue to expand the width and depth of 4G network coverage in major cities to create superior network quality and accelerate e-Surfing 4G handset value chain development to assure superior 4G handset service experience to drive its mobile subscriber growth and investment return in future. Through active promotion of subscribers upgrade to 3G services in the first three quarters, the mobile services revenues maintained sustained growth. The average mobile service revenue per user per month (ARPU) was stable with slight increase as compared to that for the full year of last year. Facing the challenges from the new Internet technology and the intensified mobile substitution, the number of local access lines in service of the Group declined by 9.49 million in the first three quarters. Services like Internet access and data services continued its robust growth momentum, which effectively offset the impact of decline in the wireline voice services. The number of wireline broadband subscribers was approximately 106 million, representing a net addition of 5.61 million. The fundamentals of the overall wireline services continued to remain stable and the revenues from wireline services remained steady with slight increase.

The Company’s operation was on track as planned for the first three quarters of 2014. Since 1 June 2014, the pilot programme of replacing business tax with value-added tax (the “VAT Reform”) was extended to cover the telecommunications industry, leading to negative impact on the Group’s operating revenues and profits to a certain extent. Aligning with the implementation of the VAT Reform, the Group changed the development and marketing models to further reinforce the control over marketing initiatives especially the handset subsidies, enhancing the efficiency of resources utilisation but impacting the operating revenues to a certain extent. The Group’s operating revenues were RMB243,608 million, representing an increase of 2.2% from the same period of last year. Revenues from sales of mobile terminals were RMB23,316 million, a decline of 17.0% over the corresponding period of last year. The operating revenues excluding mobile terminal sales were RMB220,292 million, representing an increase of 4.8% from the same period of last year. The customer relationships acquired in the acquisition of CDMA mobile business in 2008 had been fully amortised in 2013, leading to savings in the amortisation of customers relationships from this year onwards and hence a decrease of the depreciation and amortisation by 4.9% in the first three quarters of 2014 over the same period of last year. For the first three quarters of 2014, the Group strengthened the initiatives in network operation and at the same time enhanced the quality of network maintenance so as to create the competitive edges for the synergistic development of 3G and 4G, wireline broadband and wireless broadband. As a result, the network operations and support expenses for the first three quarters of 2014 increased by 24.4% over the same period of last year. During the period, the selling, general and administrative expenses of the Group decreased by 5.1% over the same period of last year mainly benefitting from the change in the Group’s development and marketing models to foster profitable business development. The personnel expenses for the first three quarters of 2014 increased by 12.7% over the same period of last year mainly due to the appropriate increase of performance-linked compensation for frontline staff. Benefitting from the adjustments to the mobile network interconnection settlement standards effective from 1 January 2014, the Group had some savings in interconnection settlement charges. Meanwhile, the related costs of terminal sold decreased in alignment with the decline in the sales of mobile terminals during the period, leading to the decrease in the other operating expenses by 13.8% over the same period of last year. The profit attributable to equity holders of the Company was RMB16,169 million, representing an increase of 9.8% from the same period of last year. EBITDA was RMB74,793 million, an increase of 0.1% from the same period of last year. EBITDA margin (EBITDA divided by the operating revenues excluding mobile terminal sales) was 34.0%.

The Group will firmly seize the 4G development opportunities, fully leveraging the competitive strengths of hybrid network in full strengths and ensuring leadership in network quality of hybrid network trial to develop a good reputation amongst subscribers. The Group will actively cultivate the 4G terminal industry chain and build a mature, complete efficiently-centralised 4G operating system and will actively apply for the expansion of the LTE hybrid network trial footprint and LTE FDD licence so as to get fully prepared for the comprehensive commercial launch of 4G. At the same time, the Group will continue to focus on core services such as 3G and wireline broadband services, persisting in profitable scale development and promoting the implementation of comprehensive in-depth reform to stimulate the inherent corporate vitality. The Group will leverage mixed ownership to extend open cooperation and strengthen the capitalisation of the complementary resources. The Group will grasp the wisdom of the Internet mindset to comprehensively promote the corporate Internet-oriented transformation and tackle the implementation of the VAT reform in full strengths so as to create values for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 28 October 2014

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.